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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER:  1-14510
                                             -------
                            CUSIP NUMBER: 74018R105
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(X) Form 10-K and Form 10-KSB ( ) Form 20-F ( ) Form 11-K ( ) Form 10-Q and Form
 -
10-QSB         ( ) Form N-SAR

     For Period Ended: June 30, 1999

( ) Transition Report on Form 10-K      ( ) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F      ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

     For Transition Period Ended: Not applicable.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: The notification relates to Items 6, 7, 7A, 8, and 14(a) of Form 10-K.
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                                    PART I
                            REGISTRANT INFORMATION

              Full name of registrant:  Precision Auto Care, Inc.

Former name, if applicable:  Not Applicable

Address of principal executive office:  748 Miller Drive, S.E.

City, state and zip code:  Leesburg, Virginia  20175


                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X](a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X](c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The information called for by Items 6, 7, 7A, 8 and portions of Item 14 of the Registrant's Annual Report on Form 10-K cannot be filed within the period prescribed for by such report without unreasonable effort or expense. In connection with efforts to reduce operating expenses during its recently-completed fiscal year, the Registrant has reduced staff at its headquarters, including staff that performed finance and accounting functions. The Registrant is not able to file the omitted material because (i) the Registrant and its accounting staff have not had the opportunity to complete and review the Registrant's financial statements and the
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footnotes thereto, (ii) the Registrant and its outside auditors have not had an opportunity to complete an evaluation of the extent to which the book value of certain assets (principally goodwill) relating to businesses the Registrant intends to discontinue or dispose of in connection with certain restructuring activities may be eliminated and recorded as an extraordinary charge for the period ending June 30, 1999, and (iii) the Registrant and its auditors have not completed a calculation of the income tax provision (credit) for the Registrant's recently completed fiscal year. Accordingly, Ernst & Young has not been able to complete its audit and report on the Registrant's consolidated financial statements for the year ended June 30, 1999. The Registrant expects to file the omitted material under the cover of a Form 10-K/A within fifteen calendar days. For additional information concerning the Company's recently completed fiscal year and restructuring activities, reference is made to the Registrant's Current Report on Form 8-K filed on even date herewith.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

             Charles L. Dunlap          (703)            777-9095
                  (Name)             (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                 (X) Yes    ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 (X) Yes    ( ) No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects that it will report a loss before taxes of approximately $17.6 million for the fiscal year ended June 30, 1999. This compares with $3.0 million of income before taxes the Registrant reported for the fiscal year ended June 30, 1998. In connection with the completion of its audit, the Registrant is evaluating the book value of assets (principally goodwill) associated with portions of the Registrant's operations the Registrant may discontinue or dispose of in connection with restructuring activities the Registrant is pursuing. The Registrant expects that this evaluation could result in a substantial non-cash charge to the Registrant's earnings for the period ending June 30, 1999. This charge has not yet been quantified and the
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$17.6 million loss before taxes reported above for the period will be increased by the amount of this charge.
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                           Precision Auto Care, Inc.
                           -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 1999        By: /s/ Charles L. Dunlap
                                    -------------------------------------
                                    Charles L. Dunlap
                                    President and Chief Executive Officer
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                                   EXHIBIT A

                             ACCOUNTANT'S STATEMENT

     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Precision Auto Care, Inc. on or about September 28, 1999, which contains notification of the Registrant's inability to file its Annual Report on Form 10-K by September 28, 1999. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended June 30, 1999, to be included in the Form 10-K.

Very truly yours,

/s/ Ernst & Young LLP
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ERNST & YOUNG LLP


Vienna, Virginia
September 28, 1999